UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to the second quarter 2024 results for Cemex included as Exhibit 2 in the Form 6-K, furnished on July 25, 2024 (the “Original 6-K”), solely to correct certain information contained in the Original 6-K.

In page 2 of Exhibit 2, Second quarter 2024 results for Cemex, in the Original 6-K (Page 2 of the Original 6-K), the following changes should be made:

(i)

In the last paragraph of the second column, in the “Controlling interest net income” section, the paragraph should read “Controlling interest net income was 15% lower than the same quarter of 2023. The lower income reflects primarily a non-cash negative effect in foreign exchange results related to the depreciation of the Mexican Peso, partially offset by higher operating earnings, a positive effect in results from financial instruments and lower income tax.”

Except as specifically described in this explanatory note, this Amendment does not amend, modify, or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 25, 2024	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release dated July 25, 2024, announcing second quarter 2024 results for Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex”).

2.	Second quarter 2024 results for Cemex.

3.	Presentation regarding second quarter 2024 results for Cemex.